Mail Stop 3720


April 28, 2006


Mr. Robert Price
Chief Executive Officer
Price Communications Corporation
45 Rockefeller Plaza
New York, New York 10020

Re:	Price Communications Corporation
	Preliminary Proxy Statement on Schedule 14A
      Filed March 31, 2006
	File No. 0-08309

Dear Mr. Price:

      We have reviewed your filing and have the following comments.
We have limited our review to your compliance with the requirements of Schedule 14A and the other matters discussed below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. In your response letter, please provide your analysis of why your proposed distribution of Verizon Communications stock to Price
Communications` shareholders does not require registration under the
Securities Act of 1933.

Letter to Shareholders
2. We note the statements by Mr. Price in the fifth paragraph of the letter to shareholders. Notwithstanding the parenthetical stating that "this does not constitutes an offer of securities for sale," provide an analysis in your response letter as to why the statements do not constitute an offer of securities.


Proposal 1 - Dissolution, page 5
3. If you are asking shareholders to approve a specific plan of dissolution, please attach the plan of dissolution as an appendix to the proxy statement.

The Proposed Dissolution..., page 6
4. Disclose when you believe that the distribution of the company`s assets, including the shares of Verizon common stock, could occur. While you state that the lock-up agreement will delay any distribution for approximately one year after the exchange, it is not clear the extent to which the distribution could be further delayed beyond that date.

Background and Reasons for Dissolution, page 10
5. Please elaborate on your indemnity obligations relating to the Verizon Transaction by disclosing the current value of the security interest and by quantifying the reserves that have already been booked on the balance sheet.
6. Please disclose the percentage of votes cast in the non-
binding,
advisory vote favoring an acquisition strategy and state that the board of directors unanimously recommended that shareholders vote for the non-binding, advisory vote.  Expand on the efforts undertaken by
your board following such vote to identify acquisition candidates, including the criteria employed and whether any such candidates were in fact identified and/or contacted. Please expand as to what the board`s "economic and fiduciary requirements" are in this regard. Please also explain what is meant by Mr. Price acting in his "personal capacity" and disclose Mr. Price`s current intent acting in such capacity to engage in transactions with any business or entity
identified by the board or management during this search. In this regard, we note disclosure in your fiscal year 2005 Form 10-K and in the proxy statement filed April 1, 2003 that Mr. Price may leave the
company and begin another company, including for the purpose of pursuing one of the acquisitions or other business opportunities studied by the company and Mr. Price. Disclose what, if any, conflicts of interest may arise from Mr. Price`s intent to pursue any such acquisitions or business opportunities while acting in his personal capacity. To the extent he has no current intent(s), so state.
7. Briefly disclose how you calculated the $1.2 billion taxable gain
that would result from the example you provide of a sale of the 29,473,000 Verizon shares at $33.70 per share. Clarify that the $1.2 billion does not represent the actual tax that you would pay, briefly explaining the variables that would determine the tax rate and taxes on the gain. In addition, disclose that under the lock-up agreement, you would be limited in the number of shares that you could sell on any day for five years.
The Exchange, page 12
8. Please elaborate here, or on page 14 under "Lock-up Agreement," as to the material terms of the lock-up agreement with Verizon.
9. Assuming the trailing 20-day average closing price of the Verizon common stock at the time of the exchange is at or below $40 per share, we note that the number of shares to be received in the exchange will be substantially less than the number of shares of Verizon common stock you could purchase in the open market with the dollar equivalent of your capital account. As of the most recent practicable date, disclose what this amount would be and also provide this disclosure in the Summary Term Sheet. In addition, compare the current value of the Verizon shares you will receive to the initial balance of your capital account and the most current value of your capital account.
10. Since the distribution of the Verizon common stock will be delayed for at least one year after the exchange, please provide a table that shows the potential value of the Verizon shares based upon a reasonable range of market prices for Verizon shares.

The Proposed Dissolution, page 14
11. Please provide a table that shows in detail how you estimated the amount of cash and Verizon common stock that would be distributed to your shareholders, including how you arrived at the estimated value of your assets and liabilities.
12. While you disclose several material factors that the board considered in deciding to recommend the proposed dissolution, you do not specifically discuss what will happen or occur should shareholders not approve the proposal or should you fail to meet the supermajority threshold. Please elaborate by discussing the company`s alternatives to dissolution, including the strengths and weaknesses of each and, to the extent known, the likelihood that one course of action may be taken over another.

Regulatory Approvals, page 17
13. Please disclose when you would be required to register as an investment company under the Investment Company Act after the exchange under each scenario (i.e., until the distribution of the Verizon common stock or if the dissolution is not approved).




Interests of Directors and Officers in the Proposed Dissolution,
page
18
14. Discuss and quantify the compensation your officers and directors will receive for services during the dissolution process, describing the services to be performed and the amount of compensation to be paid. We also note that you will make severance awards to your officers, but that the amount of these awards has not yet been determined. Please identify these officers and disclose when the board expects to determine the amount of the awards. Disclose why the board expects to make severance awards and the criteria that the board intends to use in determining the amount of the awards. Disclose whether the officers` employment agreements already contain provisions for compensation in the event of dissolution. Disclose how the severance awards will impact what shareholders will receive in the distribution.

Material Federal Income Tax Consequences, page 18
15. In the first bullet point in the list of material assumptions made by Davis Polk & Wardwell, please clarify that the U.S. federal income tax consequences of the Verizon transaction that were described in Price`s May 31, 2002 proxy statement were uncertain due to a lack of authority interpreting the federal income tax law with regard to certain issues presented by the transaction.
16. We note that the treatment of the reorganization as a reorganization within the meaning of Section 368(c) of the Internal
Revenue Code "is not free from doubt" and that the federal income tax consequences to holders of Price common stock depends upon the conclusion that the reorganization qualifies as a section 368(c) reorganization. If counsel cannot opine on the tax consequences to
Price shareholders, or if substantial uncertainty exists, please revise your disclosure to indicate why counsel can`t opine or why uncertainty exists and the degree of uncertainty. Provide disclosure setting forth the possible outcomes and risks to investors. Similarly revise your disclosure with respect to the federal income tax treatment of the alternative reorganization. Revise the summary disclosure of the tax consequences accordingly.

Documents Incorporated by Reference, page 39
17. To assist shareholders in locating the document, specifically identify the registrants and file numbers of the proxy statement/prospectus on Schedule 14A and Form S-4 that you are incorporating by reference.

Closing Statements

        Please respond to these comments by filing a revised preliminary proxy statement as appropriate. When you respond, please furnish a cover letter that keys your responses to our comments. If you believe that compliance with our comments is not appropriate, please provide the basis for your view in your response letter, which you should file electronically on EDGAR under the tag "CORRESP." Please also note the location of any material changes made in the materials for reasons other than in response to specific staff comments. Also, note the requirements of Rule 14a-6(h) of Regulation
14A and Rule 310 of Regulation S-T.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please contact, William Bennett, Staff Attorney, at (202)
551-
3389, or Kathleen Krebs, Special Counsel, at (202) 551-3810, with any questions.

								Sincerely,



								Larry Spirgel
								Assistant Director



cc:	Richard T. Truesdell
	Fax: (212) 450-3674

Mr. Robert Price
Price Communications Corporation
April 28, 2006
P. 1